

Mail Stop 3720

April 14, 2008

By U.S. Mail and facsimile to (313) 886-7150

Mr. Edward K. Christian
Chief Executive Officer, President
  and Chairman of the Board
Saga Communications, Inc.
73 Kercheval Avenue
Grosse Pointe Farms, MI 48236

> **RE:** **Saga Communications, Inc.
> Form 10-K for the year ended December 31, 2007
> Filed March 14, 2008
> File No. 001-11588**

Dear Mr. Christian:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth below.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis…, page 31

1.   Item 303(a)(3) of Regulation S-K requires that a registrant describe any known trends that have had, or that the registrant reasonably expects will have, a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. In this regard, we note in the fifth paragraph on page 32 that four markets, when combined, represented approximately 75%, 64% and 60% of your consolidated operating income in

fiscal years ended December 31, 2005, 2006 and 2007, respectively. In addition, although you disclose on page 36 that revenue from political advertising decreased in 2007 by approximately $2,475,000, you fail to provide any analysis regarding the potential impact that the presidential election advertising of 2008 could have on your results of operations. In future filings, please identify any known material trends, events, demands, commitments and uncertainties and provide an assessment of whether these trends, events, demands, commitments and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity, capital resources or results of operations. Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release No. 33-8350) available at http://www.sec.gov/rules/interp/33-8350.htm.

2.   In future filings, please provide more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period. For example, in the final paragraph on page 36 you state that 2007 operating income declined by 7% but fail to adequately provide a thorough analysis of the underlying material causes for such decline. The analysis should address, if applicable, loss in competitive position and market share. In addition, with respect to each material change identified, state whether management believes that the change represents a trend and specify the actions management is taking to address the trend.

Exhibit Index, page 85

3.   We note that you have not filed the May 2006 amendment to the credit agreement. Please amend your filing to include this amendment as an exhibit, including all schedules and exhibits. See Item 601(a)(4) of Regulation S-K.

4.   We also note that exhibit 4(c), your Credit Agreement dated as of July 29, 2003, was filed without the schedules referenced in the agreement. It appears that some of the material terms of the agreement are contained in these schedules, for example the list of Revolving Commitments provided in Schedule 2.1. Please amend your filing to include a copy of this document with all material attachments.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3354 with any other questions.

Sincerely,

Robert Bartelmes
Senior Financial Analyst